UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated September 19, 2025 (Filing Number: 2025-02-070730) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Publication of the Dead Sea Concession Draft Bill of Law for Public Comments

 Item 1

Publication of the Dead Sea Concession Draft Bill of Law for Public Comments

Further to Note 18 to the Company’s Annual Report for 2024, as published on Form 20-F on March 13, 2025, and to Note 7 to the Company’s financial statements for the third quarter of 2025, as published on November 12, 2025, and in connection with the draft report of the Israeli Accountant General regarding the State’s preparations for the end of the current Dead Sea Concession period and the allocation of the future concession in April 2030 (the “Draft Report”), the Company hereby reports that on December 3, 2025, a draft bill of law concerning the future Dead Sea Concession (the “Draft Bill”) was published for public comments. The Draft Bill sets out proposed terms and arrangements regarding the future concession, including transitional provisions relating to the current concession, based, among other things, on the recommendations of the Draft Report, including:

General Regulatory Provisions:

A provision regarding the establishment of regulatory bodies that will be authorized and responsible to oversee compliance with the concession requirements, and that will also coordinate the cooperation among the various government ministries that have authority over the concession’s activities; A provision stating that the concession will be allocated through a tender process designed to secure the maximum benefit from the concession for the State of Israel and the public, or, alternatively, without a tender process, among other things, where such maximum benefit from the concession cannot be ensured; Provisions regarding the identity of the future concessionaire, including it being a special purpose company (SPC), incorporated in Israel, with its principal place of business and management in Israel; A provision stating that in the allocation of the future concession, national security considerations may be considered, and, among other things, an “Interests Order” may be issued under the Government Companies Law, 1975, which would apply to the concessionaire and to its controlling shareholders, for the purpose of safeguarding the strategic interests of the State of Israel throughout the concession term; The Draft Bill does not include an explicit provision regarding the duration of the concession, however, it stipulates that any concession period exceeding 20 years will be subject to approval by the Israeli Parlament (Knesset) Economic Affairs Committee; Provisions regarding the authority of the relevant regulatory body to revoke, suspend or amend, at any time, any term of the future concession if it determines that such action is essential to achieving the objectives of the law; and provisions regarding the termination of the future concession, including with respect to the transfer of the assets of the future concessionaire to the State's ownership, and the payment therefor.

Provisions Regarding the State's Revenues from the Future Concession:

The State's revenues according to the Draft Bill include: a one-time concession fee; an ongoing payment regime composed of three revenue streams - royalties, corporate tax, and a surplus profits levy at an annual multi-year average rate of 50% of the future concessionaire’s profit, as well as further payments, including, among other things, pumping fees, water fees, mining and quarrying levies, salt-harvesting costs, and other charges. The Draft Bill further sets out criteria and tests for defining base products and downstream products on which the concessionaire will be required to pay royalties or taxes, as well as transfer-pricing mechanisms that will apply to sales between the future concessionaire and related parties.

Provisions Concerning Environmental Regulation:

A provision regarding the reduction of the current concession area so that the concession will include only those areas required for the core industrial activity essential to resource extraction, as well as mechanisms for adding or removing areas as needed for the implementation of the concession; and a provision regarding the imposition of responsibility on both the current and future concessionaires, according to any applicable law, for the treatment and remediation of environmental hazards that have occurred during the period of their concession, including the completion of the treatment and remediation after the end of the concession period.

The Draft Bill includes several transitional provisions intended to enable the transfer of concession operations from the current concessionaire to the future concessionaire. These provisions include, among other things, authority for the Israeli Accountant General to determine that the new concessionaire will assume the position of the current concessionaire with respect to certain agreements, including employment compensation agreements and collective labor agreements executed by the current concessionaire. In addition, and further to the memorandum of understandings between the Company and the Isareli Government, signed on November 5, 2025, regarding its rights under the current Dead Sea Concession Law (the "MOU"), the Draft Bill includes a provision cancelling the right of first offer granted to the Company under Section 25 of the Concession Law, which is intended, according to the State’s position, among other things, to allow a competitive tender process. For further details regarding the MOU, see the Company’s Immediate Report dated November 6, 2025, as well as Note 7 to the Company’s financial statements for the third quarter of 2025.

Pursuant to the MOU, the Company continues to engage in discussions with the Government with the aim of advancing the execution of a detailed agreement, the signing of which will be subject to all approvals required by law, including the approvals of all competent authorities of both parties.

According to the explanatory notes to the Draft Bill, a chapter relating to the employees of the current concessionaire, as well as a chapter addressing the required adjustments to the tax arrangements that will apply to the future concession, will be completed at a later stage of the legislative process.

The Draft Bill constitutes only an initial stage in the legislative process toward the enactment of a new concession law and is subject to a full legislative procedure in all its phases, including public comments, government approval, and a complete legislative process in the Knesset, involving discussions in the relevant committees and votes in the committees and in the plenum. The Company is still reviewing the Draft Bill and will submit its comments within the prescribed timeframe. At this stage, it is premature to assess the full implications of the Draft Bill’s provisions on the new concession and on the Company, since, as noted, this is only an initial and partial draft that does not yet include certain material chapters, some of the matters referenced therein are not sufficiently clear, and there is no certainty regarding the provisions that will ultimately be included in the final law or the manner in which they will be applied. The final law, once enacted, may differ materially from the Draft Bill.

An English convenience translation of the Draft Bill will be published on the Company’s website in the near future.

Forward-Looking Statements

This report includes forward-looking information. Forward-looking statements typically use terminology such as “examines,” “estimates,” “possible,” “may,” “expects,” and similar expressions. Forward-looking statements appear in this report and include, among other things, statements relating to the terms of the future concession, the legislative process of the Draft Bill and its ultimate form, as well as the potential execution by the Company of a detailed agreement with the Government of Israel. Such statements are based on assessments, forecasts, intentions and plans of the Company’s management, and on information available to management as of the date of this report. Forward-looking statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied by such statements due to various factors. For example, there is no certainty that the legislative process will be completed, and if completed - whether it will include all or any of the terms referenced in the Draft Bill; there is no certainty regarding the chapters not yet included in the Draft Bill, and the final law may differ materially, both in its substance and in its effective date; nor is there any certainty that the principles agreement executed with the Government will mature into a binding agreement at all. Likewise, there is no certainty that the Company’s comments on the Draft Bill, to be submitted as part of the public process, will be accepted. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements included in this report, or on additional specific risks and uncertainties facing the Company, such as those described under “Risk Factors” in its Annual Report on Form 20-F published on March 13, 2025, as such risk factors may be updated from time to time in the Company’s periodic reports and public filings on Form 6-K and in other reports furnished to the U.S. Securities and Exchange Commission. Forward-looking information relates only to the date on which it is provided, and the Company undertakes no obligation to update such information as a result of new information or future developments, or to publicly release any revision to such information to reflect later events or circumstances, or to reflect the occurrence of unforeseen events.

Name of the authorized signatory on the report and name of authorized electronic reporter: Aya Landman, Adv.

Position: VP, Chief Compliance Officer & Corporate Secretary

Signature Date: December 4, 2025

Investor and Press Contact - Israel Adi Bajayo ICL Spokesperson +972-52-4454789 Adi.Bajayo@icl-group.com	Investor and Press Contact - Global Peggy Reilly Tharp VP, ICL Global Investor Relations +1-314-983-7665 Peggy.ReillyTharp@icl-group.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
Name: Aviram Lahav
Title: Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
Name: Aya Landman
Title: VP, Chief Compliance Officer & Corporate Secretary

Date: December 4, 2025